Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Three Months Ended March 31, 2008
Fixed Charges:
Interest cost and debt expense	$8,478
Interest allocable to rental expense (a)	513

Total	$8,991

Earnings:
Income before income tax expense	$37,503
Equity in income of less than 50 percent owned affiliated companies	(4,752)
Dividends received from less than 50 percent owned affiliated companies	4,846
Fixed charges	8,991
Interest capitalized	(772)
Amortization of previously capitalized interest	226

Total	$46,042

Ratio of Earnings to Fixed Charges	5.12

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.